Exhibit 99.1

Weidai Ltd. Announces Full Year 2021 Financial Results

Hangzhou, April 11, 2022 – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its financial results for the year ended December 31, 2021, which have not been audited or reviewed by the Company’s independent registered accounting firm.

Full Year 2021 Operational Results

Loan balance

Total loan balance as of December 31, 2021 was RMB853.0 million (US$133.9 million).

Full Year 2021 Financial Results

Net revenues in 2021 were RMB707.5 million (US$111.0 million). Among net revenues, loan service fee was RMB698.8 million (US$109.7 million), other revenues were RMB10.2 million (US$1.6 million) and net financing income was RMB1.2 million (US$183 thousand).

Provision for loans and advances in 2021 was RMB807.3 million (US$126.7 million).

Operating costs and expenses in 2021 were RMB644.3 million (US$101.1 million). Among operating costs and expenses, provision for financial guarantee liabilities was RMB76.1 million (US$11.9 million), origination and servicing expenses were RMB380.6 million (US$59.7 million), sales and marketing expenses were RMB3.4 million (US$0.5 million), general and administrative expenses were RMB162.0 million (US$25.4 million), and research and development expenses were RMB22.2 million (US$3.5 million). Share-based compensation expense in 2021 were RMB10.3 million (US$1.6 million).

Loss from operations in 2021 was RMB744.1 million (US$116.8 million).

Income tax expenses in 2021 were RMB403.9 million (US$63.4 million).

Net loss in 2021 was RMB1,144.0 million (US$179.5 million).

Comprehensive loss attributable to Weidai Ltd.’s ordinary shareholders in 2021 was RMB1,140.7 million (US$179.0 million).

Adjusted net loss in 2021 was RMB1,133.8 million (US$177.9 million).

Regulatory Developments

The Company commenced the process to exit the peer-to-peer lending business in May 2020. From July 2020 to December 2021, the Company closely cooperated with government authorities to promote a smooth exit of peer-to-peer investments. In July 2021, the Company, in cooperation with the relevant governmental authorities, repaid all outstanding net principal balances (the aggregate principal invested by a certain investor minus the aggregate amount that has been withdrawn by such investor) to investors on its platform. From December 2021 to date, the Company continues to cooperate with government authorities to complete its exit of the peer-to-peer lending industry.

Use of Non-GAAP Financial Measures

The Company uses adjusted net loss, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net loss helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net loss provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net loss is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of “non-standard” collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; its ability to comply with existing or future laws and regulations related to data protection or data security; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria; litigation and negative publicity surroundings China -based companies listed in the U.S.; and the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Rene Vanguestaine

Tel: +86-10-5900-1548

E-mail: rvanguestaine@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”)

except for number of shares and per share data)

	As of December 31,
	2021
	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	234,568	36,809
Restricted cash	101,383	15,909
Loans and advances, net (net of allowance of RMB1,923,315 (US$301,810) as of December 31, 2021)	485,249	76,146
Short-term investments	158,565	24,882
Prepaid expenses and other assets, net -current	113,752	17,850
Amounts due from related parties	32,829	5,152
Total current assets	1,126,346	176,748

Non-current assets:
Long-term investments	13,333	2,092
Prepaid expenses and other assets-non-current	9,204	1,444
Property, equipment and software, net	28,874	4,531
Right-of-use assets	21,910	3,438
Total non-current assets	73,321	11,505
Total assets	1,199,667	188,253

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the primary beneficiary of RMB638,869 (US$100,252) as of December 31, 2021):
Payable to institutional funding partners and online investors	5,899	926
Current account with online investors and borrowers	138,683	21,762
Income tax payable	236,011	37,035
Accrued expenses and other liabilities	301,080	47,246
Amounts due to related parties	1,175	184
Operating lease liabilities-current	5,679	891
Contract liabilities	58,515	9,182
Total current liabilities	747,042	117,226
Non-current liabilities (including non-current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the primary beneficiary of RMB17,319 (US$2,718) as of December 31, 2021):
Operating lease liabilities-non current	17,319	2,718
Total non-current liabilities	17,319	2,718
Total liabilities	764,361	119,944

Shareholders’ equity
Class A ordinary shares (par value of US$0.000002 per share; 35,390,055 shares issued and outstanding as of December 31, 2021)	—	—
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 shares issued and outstanding as of December 31, 2021)	1	—
Additional paid-in capital	1,252,103	196,482
Accumulated other comprehensive loss	(2,510)	(394)
Accumulated deficit	(814,916)	(127,878)
Total Weidai Ltd. shareholders’ equity	434,678	68,210
Noncontrolling interests	628	99
Total equity	435,306	68,309
TOTAL LIABILITIES AND EQUITY	1,199,667	188,253

Weidai Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year Ended December 31, 2021
	RMB	US$
Net revenues:
Loan service fee	698,840	109,663
Other revenues	10,153	1,593
Financing income	2,069	325
Less: Funding costs	(907)	(142)
Net financing income	1,162	183
Business related taxes and surcharges	(2,690)	(422)
Total net revenues	707,465	111,017
Provision for loans and advances	(807,281)	(126,680)
Net loss after provision for loans and advances	(99,816)	(15,663)

Operating costs and expenses:
Provision for financial guarantee liabilities	(76,115)	(11,944)
Origination and servicing(including related party amounts of RMB15,348 (US$2,408) for the years ended December 31, 2021)	(380,601)	(59,725)
Sales and marketing	(3,424)	(537)
General and administrative	(161,989)	(25,420)
Research and development	(22,193)	(3,483)
Total operation costs and expenses	(644,322)	(101,109)

Loss from operations	(744,138)	(116,772)
Interest income/(expense) and foreign currency exchange gain/(loss), net	134	21
Government subsidies	1,370	215
Other income, net	2,444	384
Net loss before income taxes	(740,190)	(116,152)
Income tax expenses	(403,854)	(63,374)
Net loss	(1,144,044)	(179,526)
Net loss attributable to noncontrolling interests	3,378	530
Net loss attributable to ordinary shareholders	(1,140,666)	(178,996)
Loss per share:
Basic	(16.19)	(2.54)
Diluted	(16.19)	(2.54)
Shares used in loss per share computation:
Basic	70,461,455	70,461,455
Diluted	70,461,455	70,461,455

Weidai Ltd.

Reconciliation of GAAP And Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year Ended December 31, 2021
	RMB	US$
Net loss	(1,144,044)	(179,526)
Add:
Share-based compensation expenses	10,258	1,610
Adjusted net loss	(1,133,786)	(177,916)